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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 2)(1)



                                 ICT Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   44929Y 10 1
        ----------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)

------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 44929Y101                   13G                            Page 2 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

           John J. Brennan

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    2,224,375(1)

                             ---------------------------------------------------
                             6      SHARED VOTING POWER

    NUMBER OF SHARES                4,500,000(2)
      BENEFICIALLY
     OWNED BY EACH           ---------------------------------------------------
    REPORTING PERSON         7      SOLE DISPOSITIVE POWER
         WITH
                                    2,102,600

                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    4,500,000(2)

--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,724,375(1)(2)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           55%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 3 of 6
-------------------                                                  -----------

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G

(1) Includes 121,775 shares over which John J. Brennan exercises voting control pursuant to certain voting agreements entered into by and among current and former employee option holders of ICT Group, Inc. (the "Company"), John J. Brennan and the Company. Under the terms of the Voting Agreements, each such optionholder that is a party to a Voting Agreement has agreed to vote all shares received upon exercise of the options in the manner directed by Mr. Brennan.

(2) Consists of 4,500,000 shares over which Donald P. Brennan and John J. Brennan share voting and dispositive power pursuant to an Amended and Restated Voting Trust Agreement dated October 16, 2000, with Donald P. Brennan and John
J. Brennan as voting trustees, and an Amended and Restated Shareholders Agreement dated October 16, 2000 that covers the shares included in the Voting Trust.


Item 1.  (a).  Name of Issuer: ICT Group, Inc.

         (b). Address of Issuer's Principal Executive Offices: 800 Town Center Drive, Langhorne, Pennsylvania 19047

Item 2.  (a).  Name of Person Filing: John J. Brennan

         (b). Address of Principal Business Office or, if None, Residence: 800 Town Center Drive, Langhorne, Pennsylvania 19047

         (c).  Citizenship: United States of America

         (d). Title of Class of Securities: Common Stock, par value $0.01 per share

         (e).  CUSIP Number: 44929Y 10 1

Item 3.  If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check whether the Person Filing is:

         (a)   |_|  Broker or dealer registered under Section 15 of the Exchange
                    Act;

         (b)   |_|  Bank as defined in Section 3(a) (6) of the Exchange Act;

         (c)   |_|  Insurance company as defined in Section 3(a) (19) of the
                    Exchange Act;

         (d)   |_|  Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)   |_|  An investment adviser in accordance with Rule
                    13-d-1(b)(1)(ii)(E);

         (f)   |_|  An Employee benefit plan or endowment fund in accordance
                    with Rule 13-d-1(b)(1)(ii)(F);

         (g)   |_|  A parent holding company or control person in accordance
                    with Rule 13-d-1(b)(1)(ii)(G);

         (h)   |_|  A Savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)   |_|  A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   |_|  Group, in accordance with Rule 13-d-1(b)(1)(ii)(J);

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 4 of 6
-------------------                                                  -----------

Item 4.  Ownership.

         (a) Amount beneficially owned: 6,724,375 shares of common stock(1)(2). See footnotes (1) and (2) of this Schedule 13G/A.

         (b)   Percent of class: 55%

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 2,224,375

               (ii)  Shared power to vote or to direct the vote: 4,500,000

               (iii) Sole power to dispose or to direct the disposition of:
                     2,102,600

               (iv)  Shared power to dispose or to direct the disposition of:
                     4,500,000

Item 5.  Ownership of Five Percent or Less of a Class.
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         N/A

Item 8. Identification and Classification of Members of the Group. See footnote (2) on page 3 of this Schedule 13G/A.

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 5 of 6
-------------------                                                  -----------

Item 9.  Notice of Dissolution of Group.
         N/A


Item 10. Certifications.

         |_| The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         |_| The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]

-------------------                                                  -----------
CUSIP NO. 44929Y101                   13G                            Page 6 of 6
-------------------                                                  -----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2002    By: /s/ John J. Brennan
      -----------------        -------------------------------------------------
                               Name:  John J. Brennan
                               Title: Chief Executive Officer of ICT Group, Inc.